UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. 1)*

SOS Limited

(Name of Issuer)

Class A ordinary shares, $0.005 par value per share

  (Title of Class of Securities)

83587W205**

(CUSIP Number)

June 13, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

**	This CUSIP number applies to the American Depositary Shares, each representing ten Class A ordinary shares, par value $0.005 per share. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83587W205	13G	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS

DLB SOS Holdings, LLC (See Note 1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1)	Formerly known as DLB CRF Holdings, LLC, the name of the reporting person in the Schedule 13G.

CUSIP No.	83587W205	13G	Page	3	of	8	Pages

1	NAMES OF REPORTING PERSONS

Eagle Proprietary Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai International Financial Centre, United Arab Emirates

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		212,040

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		212,040

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

212,040

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.2% (See Note 2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Company limited by shares)

(2)	Based on 121,992,169 Class A ordinary shares outstanding as of December 31, 2023 as provided by the Issuer.

CUSIP No.	83587W205	13G	Page	4	of	8	Pages

1	NAMES OF REPORTING PERSONS

Rajiv N. Dvivedi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		214,225

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		214,225

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

214,225

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.2% (Note 3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(3)	See Note (1) above.

CUSIP No.	83587W205	13G	Page	5	of	8	Pages

Item 1(a). Name of Issuer.

SOS Limited

Item 1(b). Address of Issuer’s Principal Executive Offices.

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shadong Province 266400
People’s Republic of China

Item 2(a). Name of Person Filing.

This Amendment No. 1 to Schedule 13G is filed on behalf of DLB SOS Holdings, LLC, Eagle Proprietary Investments Limited and Rajiv N. Dvivedi.

Item 2(b). Address of Principal Business Office or, if none, Residence.

DLB SOS Holdings, LLC
c/o Powermers Smart Industries, Inc.
Attn.: Douglas L. Brown
110 East 25th Street
New York, NY 10010

Eagle Proprietary Investments Limited
PO Box 506725
Office S2205, Level 22, South Tower, Emirates Financial Towers
DIFC, Dubai, United Arab Emirates

Rajiv N. Dvivedi
PO Box 506725
Office S2205, Level 22, South Tower, Emirates Financial Towers
DIFC, Dubai, United Arab Emirates

Item 2(c). Citizenship.

DLB SOS Holdings, LLC is a Cayman Islands limited liability company.
Eagle Proprietary Investments Limited is a company limited by shares, incorporated in the Dubai International Financial Centre, United Arab Emirates.
Rajiv N. Dvivedi is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

Class A ordinary shares, par value $0.005 per share.

Item 2(e). CUSIP Number.

83587W205. This CUSIP number applies to the American Depositary Shares, each representing ten Class A ordinary shares, par value $0.005 per share. No CUSIP has been assigned to the Class A ordinary shares.

CUSIP No.	83587W205	13G	Page	6	of	8	Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Group, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4. Ownership.

Reference is hereby made to Items 5-9 and 11 on pages two (2), three (3) and four (4) of this Amendment No. 1 to Schedule 13G, which Items are incorporated by reference herein.

DLB SOS Holdings, LLC has ceased to beneficially own any Class A ordinary shares of the Issuer.

Eagle Proprietary Investments Limited directly owns 212,040 Class A ordinary shares of the Issuer, and may be deemed to be the beneficial owner of such shares.

Rajiv N. Dvivedi is the chief executive officer of Eagle Proprietary Investments Limited. Mr. Dvivedi exercises voting and dispositive power over the 212,040 Class A ordinary shares of the Issuer held directly by Eagle Proprietary Investments Limited, and accordingly may be deemed to beneficially own all such shares. In addition, Mr. Dvivedi shares voting and dispositive power over 2,185 Class A ordinary shares of the Issuer owned directly by Saavi CRF LLC, a family investment partnership, and accordingly may be deemed to beneficially own such shares.

CUSIP No.	83587W205	13G	Page	7	of	8	Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

National Industries Group Holding, as the parent of Eagle Proprietary Investments Limited, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held directly by Eagle Proprietary Investments Limited. Members of Mr. Dvivedi’s immediate family are also members of Saavi CRF LLC, and have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held directly by Saavi CRF LLC.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable

CUSIP No.	83587W205	13G	Page	8	of	8	Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2024

DLB SOS Holdings, LLC

By:	DLB CRF Management, LLC
its:	Manager

By:	DLB Management, LLC
its:	Manager

By:	DLB Capital, LLC
its:	Manager

/s/ Douglas L. Brown
By:	Douglas L. Brown
its:	Managing Member

Eagle Proprietary Investments Limited

/s/ Rajiv N. Dvivedi
By:	Rajiv N. Dvivedi
its:	Chief Executive Officer

/s/ Rajiv N. Dvivedi
Rajiv N. Dvivedi

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2018.

9